Brandon D. Fugal, Director. Mr. Fugal is the Chairman, co-founder, and principal owner of Coldwell Banker Commercial Advisors ("CBC Advisors"). He is a prominent business leader who has been engaged in the commercial real estate brokerage business since 1991. He was also recognized as the #1 Agent Globally with Coldwell Banker Commercial and Ernst Young Entrepreneur of the Year for 2016 - Western Region. His leadership has been critical to CBC Advisors being recognized for 13 years in a row as the #1 Office Internationally for its brand (out of 220 offices), and is the #1 commercial real estate firm headquartered in the Intermountain Western.

Recognized as an authority in business, Mr. Fugal has been interviewed and featured in the Wall Street Journal, Bloomberg, Money Magazine, Real Estate Forum, Commercial Property News, Real Estate Executive Magazine and Utah Business. Mr. Fugal's extensive real estate knowledge and negotiation skills will serve BCHI well as it considers acquisitions in the future.

In addition to his activities in the commercial real estate industry, Fugal serves on the Utah Valley University Foundation Board and on the Executive Board of the Utah National Parks Council, along with being a board member and founder of Cypher Corporation, Navitus Sustainable Industries, and Ancient Historical Research Foundation, and Thanksgiving Point where he co-chaired the effort to establish the Museum of Natural Curiosity.